Consent of Katherine Mueller, P.Eng.

The undersigned hereby consents to the use of their report, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Katherine S. Mueller
K. S. Mueller, P.Eng.

Dated: May 24, 2022